Exhibit 99.1

TELMEX and AMÉRICA MÓVIL to acquire Verizons interest in CANTV

MEXICO CITY (MEXICO), April 3, 2006. Teléfonos de México, S.A. de C.V. (“TELMEX”) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) and AMÉRICA MÓVIL, S.A. de C.V. (“AMÉRICA MÓVIL”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) today announced that through an equally-owned joint venture they have entered into an agreement with Verizon Communications, Inc. (“Verizon”) to acquire Verizon’s equity interest in Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) for an aggregate purchase price of $676.6 million in cash. The purchase price represents $3.01 per ordinary CANTV share held by Verizon (or $21.10 per CANTV American Depositary Share held by Verizon, each of which represents seven ordinary CANTV shares). The joint venture will acquire Verizon’s equity stake in CANTV indirectly through the purchase of a Verizon subsidiary holding company that holds all the CANTV ordinary shares and American Depositary Shares owned by Verizon. Verizon’s equity stake in CANTV represents approximately 28.51% of the outstanding capital stock of CANTV. CANTV is the leading provider of telecommunications services in Venezuela with over 3.1 million wireline subscribers and over 5.1 million wireless subscribers as of December 31, 2005.

The purchase is subject to regulatory approvals and other conditions. As required by Venezuelan law, following the closing of the purchase of Verizon’s equity interest in CANTV, the joint venture will, subject to receipt of regulatory approvals, offer to purchase the remaining outstanding shares of CANTV at the Bolivar equivalent, based on the Official Exchange Rate, of the price per share paid to Verizon and the American Depositary Shares at the same price per ADS paid to Verizon.

As separately announced today, AMÉRICA MÓVIL has entered into agreements to acquire Verizon’s equity interest in Verizon Dominicana, the largest telecommunications service provider in the Dominican Republic and Telecomunicaciones de Puerto Rico, the largest telecommunications service provider in Puerto Rico.

“This transaction is important for TELMEX since it provides us with a new source of growth in the region that enhances the company’s core business and having the opportunity to support the already good development of CANTV allows us to continue adding value to shareholders”, said Jaime Chico, CEO of TELMEX.

“CANTV’s domestic and regional expansion plans are aligned to the long-term objectives of our company and we believe the potential of synergies is promising”, said Daniel Hajj, CEO of AMÉRICA MÓVIL.

About TELMEX

TELMEX is the leading telecommunications company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers.

Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

About AMÉRICA MÓVIL

AMÉRICA MÓVIL is one of the leading providers of telecommunication services in Latin America, with over 93.3 million wireless subscribers and over 2 million wireline subscribers in the Americas as of December 31, 2005. More information about AMÉRICA MÓVIL can be accessed on the Internet at www.americamovil.com.

Additional Information

At the time the joint venture commences the US tender offer for CANTV ADSs, it intends to file with the United States Securities and Exchange Commission (SEC) a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of a letter of transmittal and other documents relating to the tender offer. Holders of ADSs of CANTV are urged to carefully read all such documents when they become available because they will contain important information. Holders of ADSs may obtain copies of such documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from TELMEX or AMÉRICA MÓVIL by contacting AMÉRICA MÓVIL at Lago Alberto 366, Torre 1, Piso 2, Colonia Anahuac, CP 11320, Mexico, D.F., México, attention: Investor Relations, or TELMEX at Parque Vía 198, oficina 701, Col: Cuauhtémoc, CP 06599, México D.F., México, attention: Investor Relations.

The joint venture also intends to file with the Venezuelan Comisión on Nacional de Valores (CNV) a tender offer statement and other documents relating to its offer to acquire ordinary shares of CANTV. Holders of ordinary shares of CANTV are urged to carefully read all such documents when they become available because they will contain important information. Holders of ordinary shares of CANTV may obtain copies of such documents, when available, from the CNV, by contacting the CNV at Av. Francisco Solano López, entre Calle San Gerónimo y Av. Los Jabillos. Edif. CNV, Urb. Sabana Grande. Caracas - Venezuela, as well as from TELMEX or AMÉRICA MÓVIL, free of charge, by contacting AMÉRICA MÓVIL at Lago Alberto 366, Torre 1, Piso 2, Colonia Anahuac, CP 11320, México, D.F., México, attention: Investor Relations, or TELMEX at Parque Vía 198, oficina 701, Col: Cuauhtémoc, CP 06599, México D.F., México, attention: Investor Relations.

Legal Disclaimer

This press release may contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like "believe", "anticipate", "expect", "envisages", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this press release or for any consequential, special or similar damages.